Transocean Partners LLC Deepwater House Kingswells Causeway, Prime Four Business Park Aberdeen AB15 8PU, Scotland United Kingdom

July 28, 2014

BY EDGAR

United States Security and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Ms. Anne Nguyen Parker

Re:	Transocean Partners LLC (the “Company”)
Registration Statement on Form S-1
File No. 333-196958

Dear Ms. Parker:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Transocean Partners LLC (the “Registrant”) hereby requests that the effective date of the above-referenced Registration Statement on Form S-1 be accelerated to 2:00 p.m., Washington, D.C., local time, on July 30, 2014, or as soon as practicable thereafter. By separate letter, the underwriters of the issuance of the securities being registered have joined in this request for acceleration.

The Registrant hereby acknowledges that:

1.	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

2.	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

3.	the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

[Signature page follows]

United States Securities and Exchange Commission

Sincerely, TRANSOCEAN PARTNERS LLC

/s/Kathleen S. McAllister
Kathleen S. McAllister President and Chief Executive Officer